EXHIBIT (d)(13)

         NEWS RELEASE                  MACKENZIE PARTNERS, INC. [logo]
                                       156 FIFTH AVENUE
                                       NEW YORK, NY  10010
                                       212 929-5500
                                       FAX 929-0308


         CONTACT:

         Daniel Burch
         MacKenzie Partners, Inc.
         (212) 929-5748

         FOR IMMEDIATE RELEASE:

                          DOCP ACQUISITION LLC COMPLETES
                      MERGER OF DELAWARE OTSEGO CORPORATION


                   COOPERSTOWN, New York, October 3, 1997: DOCP Acquisition LLC announced it had completed the short-form merger of Delaware Otsego Corporation (NASDAQ: DOCP) with a wholly owned subsidiary. As previously announced, DOCP Acquisition LLC accepted shares for payment under its tender offer for DOCP common shares upon expiration of the offer at 5:00 p.m. on Friday, September 26. All DOCP common shares not acquired in the tender offer or in connection therewith were converted, at the effective time of the merger, into the right to receive $22 per share in cash, subject to the terms set forth in the agreement and plan of merger relating thereto. It is expected that documents required to receive cash for shares converted in the merger will be distributed promptly to those DOCP shareholders who did not participate in the offer. As a result of the pendency of the merger, the DOCP common shares ceased being publicly listed on The Nasdaq National Market from the close of business on October 1.

                   Delaware Otsego Corporation, a New York corporation, is a railroad holding company, with headquarters in Cooperstown, New York.

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